Exhibit 99

FPL Group, Inc.
Corporate Communications Dept.
Media Line: (305) 552-3888
May 2, 2006

FOR IMMEDIATE RELEASE

FPL Group announces first quarter earnings

- FPL Energy posts outstanding quarter with excellent results from existing assets and new project additions

- Florida Power & Light results negatively impacted due to mild weather

- FPL Group reaffirms 2006 and 2007 adjusted earnings expectations

JUNO BEACH, Fla. (May 2, 2006) - FPL Group, Inc. (NYSE: FPL) today reported 2006 first quarter net income on a GAAP basis of $248 million, or $0.63 per share, compared with $137 million, or $0.36 per share, in the first quarter of 2005. FPL Group's net income for the first quarter of 2006 included a net unrealized after-tax gain of $23 million associated with the mark-to-market effect of non-qualifying hedges and $3 million of after-tax merger related costs. The results for last year's first quarter included a net unrealized after-tax loss of $31 million associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges and merger- related costs, FPL Group's earnings would have been $228 million or $0.58 per share for the first quarter of 2006, compared with $168 million, or $0.44 per share, in the first quarter of 2005.

FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors and for the company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earnings power.

"FPL Group is off to an excellent start in 2006 driven by an outstanding performance at FPL Energy that more than offset rather tepid results from Florida Power & Light," said Lew Hay, chairman, president and chief executive officer of FPL Group. "FPL Energy had another excellent performance across virtually every segment of its business. The contribution from existing assets and new project additions, coupled with outstanding operational performance, benefited quarterly results. For the first time since its formation, FPL Energy's contributions on an adjusted earnings basis exceeded those of FPL. While we do not expect FPL Energy to outperform FPL every quarter in terms of earnings contribution, it does help illustrate the strength of FPL Energy's business model.

"While Florida Power & Light continues to enjoy strong customer growth, its results were dampened somewhat by mild weather conditions. Although earnings were up quarter over quarter, we had hoped to do better."

Florida Power & Light Company
Florida Power & Light, FPL Group's principal subsidiary, reported first quarter net income of $122 million or $0.31 per share, compared to $111 million or $0.30 per share for the prior-year quarter**.**

In the last 12 months, the average number of FPL accounts increased by 92,000 or 2.2 percent, which is modestly above the average growth experienced since 2000, but slightly below the growth over the last couple of years. Retail sales of electricity grew 1.7 percent during the first quarter.

Operations and maintenance (O&M) expense was up compared to the prior year quarter due primarily to cost pressures associated with increased staffing at FPL's nuclear plants to meet enhanced regulatory requirements and to ensure long-term reliability and higher electric distribution costs driven by increases in fleet vehicle costs and additional restoration expenses.

Depreciation expense decreased in the first quarter compared to the prior year quarter. The depreciation expense was down primarily due to the extension of the useful lives of the generation fleet and the elimination of the decommissioning accrual, both of which were approved by the Florida Public Service Commission (PSC) and implemented under the August 2005 rate stipulation and settlement agreement.

"Mild weather in the first quarter of this year reduced FPL's revenues. The combination of heating and cooling degree days, a common metric used for determining weather impacts on energy usage, was down more than 14 percent in the quarter compared to normal," said Hay. "Although revenues were down due to mild weather, the fundamental attractiveness of the Florida economy coupled with continued population growth should lead to continued strong customer growth at FPL."

In January, FPL filed a petition with the PSC seeking recovery of approximately $816 million of prudently incurred restoration costs relating to the 2005 storm season. In that petition, FPL proposed combining these amounts with the remaining unrecovered deficit from 2004 as well as rebuilding the storm reserve to approximately $650 million. Two alternatives were proposed: the use of securitization was the primary recommendation and a surcharge was the alternate.

Since the petition was filed FPL has refined its estimates of final costs based on new information and has reduced the total estimated unrecovered costs by approximately $46 million.

In April, the PSC held three days of hearings on the prudency of the 2005 costs as well as the considerations that should lead to choosing securitization or surcharge and the level of the reserve that should be targeted. FPL continues to believe its actions were prudent and that its accounting approach concerning storm costs is appropriate. The PSC is due to vote on all outstanding issues in this matter on May 15.

Also during the first quarter, FPL concluded that its West County Energy Center proposal is the best and most cost-effective option to provide additional electricity for FPL customers beginning in 2009. Under FPL's proposal, the new plant will consist of two natural gas-fired units of approximately 1,200 megawatts each. FPL has already filed for a determination of need petition with the PSC. Assuming all of the necessary approvals are received in a timely manner, the first generating unit of the West County Energy Center is expected to be completed by 2009 and the second in 2010.

FPL also notified the Nuclear Regulatory Commission of its intention to submit a license application in 2009 for a new nuclear plant in Florida. A decision to build is still several years away and would be evaluated on several factors, including regulatory climate, financial market conditions and competing fuel technologies.

FPL Energy

FPL Energy, the competitive energy subsidiary of FPL Group, reported first quarter net income on a GAAP basis of $151 million or $0.38 per share, compared to $37 million or $0.10 per share in the prior year quarter. FPL Energy's net income for the first quarter of 2006 included a net unrealized after-tax gain of $23 million associated with the mark-to-market effect of non-qualifying hedges. The results for last year's first quarter included a net unrealized after-tax loss of $31 million associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, net income for FPL Energy would have been $128 million or $0.32 per share compared to $68 million or $0.18 per share in 2005.

FPL Energy's growth in adjusted earnings in the first quarter is due primarily to the strong performance of its existing assets, the addition of new projects and strong operational performance across the portfolio coupled with favorable market conditions and weather resources that were close to historical averages.

"FPL Energy's performance during the first quarter was outstanding, and its excellent overall results reflect the strength of its growing, diversified portfolio, improved market conditions and a continuing focus on operational excellence," said Hay. "During the first quarter, we also saw a return to a more normal wind resource that benefited FPL Energy's existing wind assets and new project additions."

FPL Energy continued to make good progress during the first quarter in selling forward the output from its power plants for 2007. As of March 31, 2006, FPL Energy's overall 2006 contract coverage has changed little since year end 2005, with approximately 87 percent of the capacity of its current portfolio under contract. Approximately 90 percent of FPL Energy's 2006 expected gross margin for the wholesale generation fleet is protected against fuel and power market volatility. For 2007, contract coverage stands at approximately 72 percent, with more than 80 percent of 2007 expected gross margin for its wholesale generation fleet protected against fuel and power market volatility.

During the first quarter, an FPL Energy subsidiary completed the purchase of a 70 percent interest in the Duane Arnold Energy Center, a nuclear power plant located northwest of Cedar Rapids, Iowa, from Interstate Power and Light. All of the power from FPL Energy's share of the Duane Arnold Energy Center is being sold under a long-term contract to Interstate Power and Light.

FPL Energy's 2006 wind program continues to make excellent progress. Thus far in 2006, FPL Energy has about 760 megawatts of new wind projects that have either been completed or are expected to reach commercial operation by the end of the year. With the two-year extension of the federal wind production tax credit, a strong pipeline of wind projects and corresponding equipment contracts in place, FPL Energy expects to add 1,250 to 1,500 megawatts over the course of the 2006/2007 period.

Corporate and Other

Corporate and Other negatively impacted net income by $25 million or $0.06 per share, primarily driven by interest expense, corporate interest income, corporate expenses and merger related expenses.

Outlook

"Although it is still early in the year, FPL Energy is off to a good start. The outstanding performance at FPL Energy in the first quarter puts us ahead of where we had expected to be at this point in the year," said Hay, "but this is partially offset by the first quarter weakness at Florida Power & Light, and the general rise in interest rates, which is likely to pressure the Corporate & Other segment over the course of the year.

"With a solid first quarter behind us and numerous growth prospects for the future, we remain comfortable with our full-year 2006 and 2007 adjusted earnings expectations for FPL Group."

For 2006, FPL Group expects adjusted earnings of $2.80 to $2.90 per share assuming normal weather for the balance of the year, normal operating conditions, continued customer growth at FPL, and a satisfactory outcome to FPL's storm cost recovery proceedings and excluding the cumulative effect of adopting new accounting standards, the mark-to-market effect of non-qualifying hedges, and merger-related expenses, none of which can be determined at this time.

Similarly, for 2007 FPL Group expects adjusted earnings to be in the range of $3.15 to $3.35 per share.

Constellation Merger

"In addition to executing our business plan, we have also been focused on our proposed merger with Constellation Energy. We remain very positive on the strategic rationale for the merger, which holds the prospect of enabling us to build the industry-leading competitive energy business while simultaneously offering modest incremental benefits to the customers of the two regulated utilities," said Hay. "At the same time, however, we cannot be blind to some of the negative political developments in Maryland which, under some possible scenarios, could inhibit or prevent us from realizing the potential value of the deal. We continue to believe that FPL Group is a strong independent company with excellent stand-alone growth prospects and we will not allow the potential value of the deal to be compromised simply in order to meet politically imposed hurdles. We remain committed to protecting and enhancing FPL Group shareholder value."

Non-solicitation

This communication is not a solicitation of a proxy from any security holder of FPL Group or Constellation Energy. Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY, AND THE PROPOSED TRANSACTION.

A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Constellation Energy, Shareholder Services, 750 E. Pratt Street, Baltimore, MD 21201, or from FPL Group, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy, and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in its Form 10-K/A filed with the SEC by FPL Group on April 28, 2006, and information regarding Constellation Energy's directors and executive officers is available in its Form 10-K/A filed with the SEC by Constellation Energy on May 1, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

As previously announced, FPL Group's first quarter earnings conference call is scheduled for 9 a.m. ET on Tuesday, May 2, 2006. The webcast is available on FPL Group's website by accessing the following link, http://www.FPLGroup.com/investor/contents/investor_index.shtml. The slides accompanying the presentation may be downloaded at www.FPLGroup.com beginning at 7:30 a.m. ET today.   For persons unable to listen to the live webcast, a replay will be available for 90 days by accessing the same link as listed above.

This press release should be read in conjunction with the attached unaudited financial information.

Profile

FPL Group, with annual revenues of more than $11 billion, is nationally known as a high-quality, efficient, and customer-driven organization focused on energy-related products and services. With a growing presence in 26 states, it is widely recognized as one of the country's premier power companies. Its principal subsidiary, Florida Power & Light Company, serves more than 4.4 million customer accounts in Florida. FPL Energy, LLC, FPL Group's competitive energy subsidiary, is a leader in producing electricity from clean and renewable fuels. Additional information is available on the Internet at www.FPLGroup.com, www.FPL.com and www.FPLEnergy.com.

Cautionary Statements And Risk Factors That May Affect Future Results

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby providing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this presentation, on their respective websites, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

- FPL Group and FPL are subject to complex laws and regulation, and to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), the Public Utility Holding Company Act, as amended (Holding Company Act), the Federal Power Act, the Atomic Energy Act of 1954, as amended, the Energy Policy Act of 2005 and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the legislatures and utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity (ROE) and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.

- The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

- FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations, as well as the effect of changes in or additions to applicable statutes, rules and regulations, relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

- FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation or restructuring, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

- FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.

- The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source, including the supply and transportation of fuel, or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and/or increased expenses, including the requirement to purchase power in the market at potentially higher prices to meet its contractual obligations. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, the potential payment of significant retrospective insurance premiums, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

- FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities within established budgets is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

- FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards, to manage their commodity and financial market risks, and, to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

- There are other risks associated with FPL Group's competitive energy businesses, particularly FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel (including transportation), transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

- FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry, in general, as well as the passage of the Energy Policy Act of 2005. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

- FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group, FPL Group Capital Inc (FPL Group Capital) and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.

- FPL Group's and FPL's results of operations are affected by the growth in customer accounts in FPL's service area. Customer growth can be affected by population growth as well as economic factors in Florida, including job and income growth, housing starts and new home prices. Customer growth directly influences the demand for electricity and the need for additional power generation and power delivery facilities at FPL.

- FPL Group's and FPL's results of operations are affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities.

- FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and property damage, may affect fuel supply and could require additional costs to be incurred. At FPL, recovery of these costs is subject to FPSC approval.

- FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws and corporate governance requirements.

- FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.

- FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company-specific events.

- FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees and work stoppage.

- FPL Group's ability to successfully complete and integrate the proposed merger between FPL Group and Constellation Energy is subject to certain risks and uncertainties including; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy shareholders to approve the transaction; the risk that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger.

The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses and financial results in the future.

FPL Group, Inc.
Condensed Consolidated Statements of Income

(millions, except per share amounts)
(unaudited)

Three Months Ended March 31, 2006	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Operating Revenues	$ 2,584	$ 952	$ 48	$ 3,584
Operating Expenses				
Fuel, purchased power and interchange	1,538	487	28	2,053
Other operations and maintenance	330	133	11	474
Merger-related	-	-	5	5
Amortization of storm reserve deficiency	32	-	-	32
Depreciation and amortization	195	87	4	286
Taxes other than income taxes	243	21	2	266
Total operating expenses	2,338	728	50	3,116
Operating Income (Loss)	246	224	(2)	468
Other Income (Deductions)				
Interest charges	(68)	(63)	(38)	(169)
Equity in earnings of equity method investees	-	11	-	11
Gains (losses) on disposal of equity method investees and leveraged leases - net	-	-	-	-
Allowance for equity funds used during construction	4	-	-	4
Interest Income	1	5	2	8
Other – net	(2)	4	(1)	1
Total other income (deductions) – net	(65)	(43)	(37)	(145)
Income (Loss) Before Income Tax Expense (Benefit)	181	181	(39)	323
Income Tax Expense (Benefit)	59	30	(14)	75
Net Income (Loss)	**$ 122**	**$ 151**	**$ (25)**	**$ 248**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):				
Net Income (Loss)	$ 122	$ 151	$ (25)	$ 248
Adjustments, net of income taxes:				
Merger-related costs	-	-	3	3
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges	-	(23)	-	(23)
Adjusted Earnings (Loss)	**$ 122**	**$ 128**	**$ (22)**	**$ 228**
Earnings (Loss) Per Share (assuming dilution)	**$ 0.31**	**$ 0.38**	**$ (0.06)**	**$ 0.63**
Adjusted Earnings (Loss) Per Share	**$ 0.31**	**$ 0.32**	**$ (0.05)**	**$ 0.58**
Weighted-average shares outstanding (assuming dilution)				**393**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended March 31, 2005	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	2,041	$	372	$	24	$	2,437
Operating Expenses								
Fuel, purchased power and interchange		1,077		154		7		1,238
Other operations and maintenance		310		94		11		415
Amortization of storm reserve deficiency		19		-		-		19
Depreciation and amortization		230		72		5		307
Taxes other than income taxes		204		19		1		224
Total operating expenses		1,840		339		24		2,203
Operating Income (Loss)		201		33		-		234
Other Income (Deductions)								
Interest charges		(49)		(52)		(37)		(138)
Equity in earnings of equity method investees		-		19		-		19
Gains (losses) on disposal of equity method investees and leveraged leases - net		-		8		7		15
Allowance for equity funds used during construction		10		-		-		10
Interest Income		2		6		7		15
Other – net		-		7		(3)		4
Total other income (deductions) – net		(37)		(12)		(26)		(75)
Income (Loss) Before Income Tax Expense (Benefit)		164		21		(26)		159
Income Tax Expense (Benefit)		53		(16)		(15)		22
Net Income (Loss)	$	**111**	$	**37**	$	**(11)**	$	**137**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	111	$	37	$	(11)	$	137
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		31		-		31
Adjusted Earnings (Loss)	$	**111**	$	**68**	$	**(11)**	$	**168**
Earnings (Loss) Per Share (assuming dilution)	$	**0.30**	$	**0.10**	$	**(0.04)**	$	**0.36**
Adjusted Earnings (Loss) Per Share	$	**0.30**	$	**0.18**	$	**(0.04)**	$	**0.44**
Weighted-average shares outstanding (assuming dilution)								**377**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction.
Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not
separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Preliminary Condensed Consolidated Balance Sheets
(millions)
(unaudited)

March 31, 2006	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Property, Plant and Equipment				
Electric utility plant in service and other property	$ 24,762	$ 9,319	$ 337	$ 34,418
Less accumulated depreciation and amortization	(9,664)	(1,358)	(111)	(11,133)
Total property, plant and equipment – net	15,098	7,961	226	23,285
Current Assets				
Cash and cash equivalents	51	56	41	148
Other	2,506	1,160	208	3,874
Total current assets	2,557	1,216	249	4,022
Other Assets	4,178	1,135	216	5,529
Total Assets	$ 21,833	$ 10,312	$ 691	$ 32,836
Capitalization				
Common stock	$ 1,373	$ -	$ (1,369)	$ 4
Additional paid-in capital	4,318	4,889	(4,746)	4,461
Retained earnings	1,168	731	2,707	4,606
Accumulated other comprehensive income (loss)	-	(128)	(2)	(130)
Total common shareholders' equity	6,859	5,492	(3,410)	8,941
Long-term debt	3,665	2,225	1,938	7,828
Total capitalization	10,524	7,717	(1,472)	16,769
Current Liabilities				
Debt due within one year	1,464	178	1,977	3,619
Other	1,984	846	41	2,871
Total current liabilities	3,448	1,024	2,018	6,490
Other Liabilities and Deferred Credits				
Asset retirement obligations	1,493	377	-	1,870
Accumulated deferred income taxes	2,610	700	(45)	3,265
Regulatory liabilities	2,972	-	-	2,972
Other	786	494	190	1,470
Total other liabilities and deferred credits	7,861	1,571	145	9,577
Commitments and Contingencies				
Total Capitalization and Liabilities	$ 21,833	$ 10,312	$ 691	$ 32,836

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Balance Sheets

(millions)
(unaudited)

December 31, 2005	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Property, Plant and Equipment								
Electric utility plant in service and other property	$	24,407	$	8,611	$	333	$	33,351
Less accumulated depreciation and amortization		(9,530)		(1,253)		(105)		(10,888)
Total property, plant and equipment – net		14,877		7,358		228		22,463
Current Assets								
Cash and cash equivalents		56		83		391		530
Other		3,413		999		45		4,457
Total current assets		3,469		1,082		436		4,987
Other Assets		4,380		968		206		5,554
Total Assets	$	**22,726**	$	**9,408**	$	**870**	$	**33,004**
Capitalization								
Common stock	$	1,373	$	-	$	(1,369)	$	4
Additional paid-in capital		4,318		4,308		(4,444)		4,182
Retained earnings		1,046		580		2,880		4,506
Accumulated other comprehensive income (loss)		-		(192)		(1)		(193)
Total common shareholders' equity		6,737		4,696		(2,934)		8,499
Long-term debt		3,271		2,264		2,504		8,039
Total capitalization		10,008		6,960		(430)		16,538
Current Liabilities								
Debt due within one year		1,294		176		1,093		2,563
Other		3,560		1,065		79		4,704
Total current liabilities		4,854		1,241		1,172		7,267
Other Liabilities and Deferred Credits								
Asset retirement obligations		1,474		211		-		1,685
Accumulated deferred income taxes		2,647		419		(51)		3,015
Regulatory liabilities		2,971		-		-		2,971
Other		772		577		179		1,528
Total other liabilities and deferred credits		7,864		1,207		128		9,199
Commitments and Contingencies								
Total Capitalization and Liabilities	$	**22,726**	$	**9,408**	$	**870**	$	**33,004**

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Three Months Ended March 31, 2006	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 122	$ 151	$ (25)	$ 248
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	184	87	5	276
Nuclear fuel amortization	24	10	-	34
Storm-related costs	(282)	-	-	(282)
Amortization of storm reserve deficiency	32	-	-	32
Unrealized (gains) losses on marked to market energy contracts	-	(60)	(1)	(61)
Deferred income taxes and related regulatory credit	62	63	7	132
Cost recovery clauses and franchise fees	312	-	-	312
Change in accrued income taxes	139	(35)	(187)	(83)
Change in margin cash deposits	(382)	(2)	-	(384)
Other – net	(238)	(147)	44	(341)
Net cash provided by (used in) operating activities	**(27)**	**67**	**(157)**	**(117)**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(487)	-	-	(487)
Independent power investments	-	(639)	-	(639)
Nuclear fuel purchases	(34)	(26)	(1)	(61)
Sale of independent power investments	-	-	-	-
Proceeds from sale of securities in nuclear decommissioning funds	634	17	-	651
Purchase of securities in nuclear decommissioning and storm funds	(652)	(18)	-	(670)
Proceeds from sale of other securities	-	-	20	20
Purchases of other securities	-	-	(31)	(31)
Funding of secured loan	-	-	-	-
Proceeds from termination and sale of leveraged leases	-	-	-	-
Other – net	(1)	(1)	(14)	(16)
Net cash provided by (used in) investing activities	**(540)**	**(667)**	**(26)**	**(1,233)**
Cash Flows From Financing Activities				
Issuances of long-term debt	392	-	-	392
Retirements of long-term debt	-	(37)	-	(37)
Retirements of preferred stock	-	-	-	-
Net change in short-term debt	170	-	314	484
Proceeds from purchased Corporate Units	-	-	210	210
Payment to terminate Corporate Units	-	-	(258)	(258)
Issuances of common stock	-	-	299	299
Dividends on common stock	-	-	(148)	(148)
Dividends & capital distributions from (to) FPL Group – net	-	581	(581)	-
Other – net	-	29	(3)	26
Net cash provided by (used in) financing activities	**562**	**573**	**(167)**	**968**
Net increase (decrease) in cash and cash equivalents	**(5)**	**(27)**	**(350)**	**(382)**
Cash and cash equivalents at beginning of period	**56**	**83**	**391**	**530**
Cash and cash equivalents at end of period	**$ 51**	**$ 56**	**$ 41**	**$ 148**

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Three Months Ended March 31, 2005	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 111	$ 37	$ (11)	$ 137
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	219	72	6	297
Nuclear fuel amortization	17	6	-	23
Storm-related costs	(177)	-	-	(177)
Amortization of storm reserve deficiency	19	-	-	19
Unrealized (gains) losses on marked to market energy contracts	-	47	-	47
Deferred income taxes and related regulatory credit	97	120	(27)	190
Cost recovery clauses and franchise fees	67	-	-	67
Change in accrued income taxes	3	(136)	(25)	(158)
Change in margin cash deposits	-	5	-	5
Other – net	(92)	(122)	(22)	(236)
Net cash provided by (used in) operating activities	**264**	**29**	**(79)**	**214**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(378)	-	-	(378)
Independent power investments	-	(296)	-	(296)
Nuclear fuel purchases	(21)	(1)	-	(22)
Sale of independent power investments	-	8	-	8
Proceeds from sale of securities in nuclear decommissioning funds	659	8	-	667
Purchase of securities in nuclear decommissioning and storm funds	(690)	(12)	-	(702)
Proceeds from sale of other securities	-	-	24	24
Purchases of other securities	-	-	(34)	(34)
Funding of secured loan	-	-	(27)	(27)
Proceeds from termination of leveraged lease	-	-	43	43
Other – net	(3)	-	-	(3)
Net cash provided by (used in) investing activities	**(433)**	**(293)**	**6**	**(720)**
Cash Flows From Financing Activities				
Issuances of long-term debt	-	506	-	506
Retirements of long-term debt	-	(7)	(600)	(607)
Retirements of preferred stock	(25)	-	20	(5)
Net change in short-term debt	200	-	-	200
Proceeds from purchased Corporate Units	-	-	-	-
Payment to terminate Corporate Units	-	-	-	-
Issuances of common stock	-	-	603	603
Dividends on common stock	-	-	(135)	(135)
Dividends & capital distributions from (to) FPL Group – net	-	(198)	198	-
Other – net	-	(37)	(3)	(40)
Net cash provided by (used in) financing activities	**175**	**264**	**83**	**522**
Net increase (decrease) in cash and cash equivalents	**6**	**-**	**10**	**16**
Cash and cash equivalents at beginning of period	**65**	**92**	**68**	**225**
Cash and cash equivalents at end of period	**$ 71**	**$ 92**	**$ 78**	**$ 241**

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Earnings Per Share Summary

(assuming dilution)
(unaudited)

	Three Months Ended March 31,			
	2006		**2005**	
Florida Power & Light Company	$	0.31	$	0.30
FPL Energy, LLC		0.38		0.10
Corporate and Other		(0.06)		(0.04)
Earnings Per Share	$	**0.63**	$	**0.36**

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share:

Earnings Per Share	$	0.63	$	0.36
Adjustments:				
Merger-related costs		0.01		-
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges, primarily FPL Energy		(0.06)		0.08
Adjusted Earnings Per Share	$	**0.58**	$	**0.44**

FPL Group, Inc.
Earnings Per Share Contributions
(assuming dilution)
(unaudited)

	First Quarter
FPL Group – 2005 Earnings Per Share	**$ 0.36**
Florida Power & Light – 2005 Earnings Per Share	**0.30**
Customer growth	0.03
Usage due to weather	(0.01)
Underlying usage growth, mix and other	-
Depreciation expense	0.06
O&M expenses	(0.02)
AFUDC	(0.02)
Interest expense	(0.03)
Share dilution	(0.01)
Other	0.01
Florida Power & Light – 2006 Earnings Per Share	**0.31**
FPL Energy – 2005 Earnings Per Share	**0.10**
New investments	0.05
Existing assets	0.16
Asset optimization and trading	-
Restructurings activities	(0.03)
Non-qualifying hedges impact	0.14
Share dilution	-
Other, including interest expense	(0.04)
FPL Energy – 2006 Earnings Per Share	**0.38**
Corporate and Other – 2005 Earnings Per Share	**(0.04)**
FPL FiberNet operations	0.01
Merger-related costs	(0.01)
Share dilution	-
Other, including interest expense	(0.02)
Corporate and Other – 2006 Earnings Per Share	**(0.06)**
FPL Group – 2006 Earnings Per Share	**$ 0.63**

The sum of the quarterly amounts may not equal the total for the year due to rounding.

FPL Group, Inc.
Schedule of Total Debt and Equity
(millions)
(unaudited)

March 31, 2006	Per Books	Adjusted [1]
Long-term debt, including current maturities, commercial paper, and notes payable:		
Junior Subordinated Debentures[2]	$ 309	
Project debt:		
Natural gas-fired assets	376	
Wind assets	1,303	
Debt with partial corporate support:		
Natural gas-fired assets	357	
Other long-term debt, including current maturities, commercial paper, and notes payable	9,102	$ 9,102
Total debt	11,447	9,102
Junior Subordinated Debentures[2]		309
Common shareholders' equity	8,941	8,941
Total capitalization, including debt due within one year	**$ 20,388**	**$ 18,352**
Debt ratio	**56%**	**50%**

December 31, 2005	Per Books	Adjusted [1]
Long-term debt and preferred stock, including current maturities, commercial paper, and notes payable:		
Equity-linked debt securities	$ 506	
Junior Subordinated Debentures[2]	309	
Project debt:		
Natural gas-fired assets	393	
Wind assets	1,320	
Debt with partial corporate support:		
Natural gas-fired assets	358	
Other long-term debt and preferred stock, including current maturities, commercial paper, and notes payable	7,716	$ 7,716
Total debt and preferred stock	10,602	7,716
Junior Subordinated Debentures[2]		309
Common shareholders' equity	8,499	8,499
Equity-linked debt securities		506
Total capitalization, including debt due within one year	**$ 19,101**	**$ 17,030**
Debt ratio	**56%**	**45%**

[1] Ratios exclude impact of imputed debt for purchase power obligations
[2] Adjusted to reflect preferred stock characteristics of these securities (preferred trust securities)

FPL Group, Inc.
Commercial Paper, Notes Payable and Current Maturities
of Long-term Debt Schedule as of 3/31/06
(unaudited)

Type of Debt	Interest Rate (%)	Payment Date	Amount (millions)
Florida Power & Light			
Commercial Paper	VAR	VAR	$ 1,029
Notes Payable	VAR	VAR	300
FPL Fuels Senior Secured Notes	2.340	06/11/06	135
TOTAL FLORIDA POWER & LIGHT			**1,464**
FPL Group Capital			
Commercial paper	VAR	VAR	314
Debentures	3.250	04/11/06	500
Debentures	7.625	09/15/06	600
Debentures	4.086	02/16/07	575
Fair value swap			(13)
FPL Energy			
Principal Payments	6.876	06/27/06	10
Principal Payments	6.639	06/30/06	25
Principal Payments	7.520	06/30/06	18
Principal Payments	5.608	09/10/06	11
Principal Payments	6.125	09/25/06	3
Principal Payments	7.520	01/03/07	18
Principal Payments	5.608	03/10/07	9
Principal Payments	6.125	03/25/07	3
Total Senior Secured Bonds			97
Senior Secured Notes			
Principal Payments	7.110	06/30/06	5
Total Senior Secured Notes			5
Construction Term Facility			
Principal Payments	VAR	06/30/06	8
Principal Payments	VAR	12/31/06	19
Total Construction Term Facility			27
Other Debt			
Principal Payments	VAR	Quarterly	6
Principal Payments	VAR	Quarterly	1
Principal Payments	VAR	05/31/06	22
Principal Payments	VAR	07/31/06	6
Principal Payments	VAR	11/30/06	11
Principal Payments	VAR	01/31/07	4
Total Other Debt			50
TOTAL FPL ENERGY			179
TOTAL FPL GROUP CAPITAL			**2,155**
TOTAL FPL GROUP, INC.			**$ 3,619**

May not agree to financial statements due to rounding.

FPL Group, Inc.
Long-term Debt, Net of Current Maturities
Schedule as of 3/31/06
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)
Florida Power & Light			
First Mortgage Bonds			
First Mortgage Bonds	6.000	06/01/08	$ 200
First Mortgage Bonds	5.875	04/01/09	225
First Mortgage Bonds	4.850	02/01/13	400
First Mortgage Bonds	5.850	02/01/33	200
First Mortgage Bonds	5.950	10/01/33	300
First Mortgage Bonds	5.625	04/01/34	500
First Mortgage Bonds	5.650	02/01/35	240
First Mortgage Bonds	4.950	06/01/35	300
First Mortgage Bonds	5.400	09/01/35	300
First Mortgage Bonds	5.650	02/01/37	400
Total First Mortgage Bonds			3,065
Revenue Refunding Bonds			
Miami-Dade Solid Waste Disposal	VAR	02/01/23	15
St. Lucie Solid Waste Disposal	VAR	05/01/24	79
Total Revenue Refunding Bonds			94
Pollution Control Bonds			
Dade	VAR	04/01/20	9
Martin	VAR	07/15/22	96
Jacksonville	VAR	09/01/24	46
Manatee	VAR	09/01/24	17
Putnam	VAR	09/01/24	4
Jacksonville	VAR	05/01/27	28
St. Lucie	VAR	09/01/28	242
Jacksonville	VAR	05/01/29	52
Total Pollution Control Bonds			494
Industrial Bonds			
Dade	VAR	06/01/21	46
Total Industrial Bonds			46
Unamortized discount			(33)
TOTAL FLORIDA POWER & LIGHT			**3,666**
FPL Group Capital			
Debentures	6.125	05/15/07	500
Debentures (B Equity Units)	5.551	02/16/08	506
Debentures	7.375	06/01/09	225
Debentures	7.375	06/01/09	400
Debentures (Junior Subordinated)	5.875	03/15/44	309
Total Debentures			1,940
Unamortized discount			(3)
FPL Energy			
Senior Secured Bonds			
Senior Secured Bonds	6.876	06/27/17	99
Senior Secured Bonds	6.125	03/25/19	88
Senior Secured Bonds	6.639	06/20/23	314
Senior Secured Bonds	5.608	03/10/24	326
Total Senior Secured Bonds			827
Senior Secured Notes	7.520	06/30/19	233
Senior Secured Notes	7.110	06/28/20	102
Construction Term Facility	VAR	06/30/08	355
Other Debt			
Other Debt	VAR	12/27/07	326
Other Debt	VAR	12/19/17	99
Other Debt	8.010	12/31/18	3
Other Debt	Part fixed & VAR	11/30/19	273
Other Debt	10.630 & 6.650	09/30/20	8
Total Other Debt			709
TOTAL FPL ENERGY			2,226
TOTAL FPL GROUP CAPITAL			**4,163**
TOTAL FPL GROUP, INC.			**$ 7,829**

May not agree to financial statements due to rounding.

Florida Power & Light Company
Statistics
(unaudited)

Periods Ended March 31	Quarter	
	2006	2005
Energy sales (million kwh)		
Residential	11,374	11,397
Commercial	9,994	9,813
Industrial	985	984
Public authorities	148	145
Electric utilities	372	350
Increase (decrease) in unbilled sales	(568)	(758)
Interchange power sales	996	706
Total	23,301	22,637
Average price (cents/kwh) [1]		
Residential	11.76	9.54
Commercial	10.55	8.19
Industrial	8.73	6.65
Total	11.03	8.78
Average customer accounts (000's)		
Residential	3,881	3,799
Commercial	475	465
Industrial	21	20
Other	2	3
Total	**4,379**	**4,287**

[1] Excludes interchange power sales, net change in unbilled revenues, deferrals under cost recovery clauses and any provision for refund.

	2006	Normal	2005
Three months ended March 31			
Heating degree-days	191	214	198
Cooling degree-days	35	49	36